Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

17 January 2006

Williams Creek Explorations Limited is pleased to announce a non-brokered private placement for 300,000 Units at a price of $0.38 per Unit (being a discount from the Market Price), each Unit consisting of one common share and one non-transferable share purchase Warrant with a one year term, exercisable at a price of $0.50. The closing price of the Company's shares on 16 January 2006 was $0.50. Proceeds of the private placement are to be expended on further drilling on the Company's Kamloops property. This transaction is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"James E. McInnes"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.

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